ACKNOWLEDGEMENT OF CHANGE IN ACCOUNTANTS FOR MULTINET
INTERNATIONAL CORPORATION, INC.

Date: July 19, 2000

As the former independent auditor for Multinet International Corporation, Inc., I, Kurt Saliger, agree with the statements made in the Form 10 concerning the reasons for change in accountants. Because of my often travel schedule I was unavailable at times to fulfill the companies request for accounting issues. The decision to change accountants was approved by the Board. The severing of the business relationship was completely amicable. If you have any questions, please contact me at (702) 367-1988.

Sincerely,

/s/
Kurt Saliger, C.P.A.
5000 West Oakey, A-4
Las Vegas, NV 89146